Exhibit C-8

Department of Finance Canada	Ministère des Finances Canada

Annual Financial Report of the Government of Canada Fiscal Year 2008–2009

©Her Majesty the Queen in Right of Canada (2009)
All rights reserved
All requests for permission to reproduce this document or any part thereof shall be addressed to Public Works and Government Services Canada.
This document is available on the Internet at
www.fin.gc.ca
Cette publication est également disponible en français.
Cat. No.: F1-25/2009E-PDF
ISBN 978-1-100-13792-6

Table of Contents

Report Highlights	5

Revenues	12

Expenses	15

The Budgetary Balance and Financial Source/Requirement	18

Federal Debt	20

Comparison of Actual Budgetary Outcomes to Projected Results	23

Report of the Auditor General on the Condensed Financial Statements of the Government of Canada	25

Condensed Financial Statements of the Government of Canada	26

Note to Readers
The financial results in this report are based on the audited financial statements of the Government of Canada for the fiscal year ended March 31, 2009, the condensed form of which is included in this report. The Government has received an unqualified audit opinion from the Auditor General of Canada on the financial statements. The complete financial statements will be set out in the Public Accounts of Canada 2009 when tabled in Parliament.
The Fiscal Reference Tables have been updated to incorporate the results for 2008–09 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Report Highlights
•	The onset of the global recession in 2008 resulted in the Government of Canada posting a budgetary deficit of $5.8 billion in 2008–09. This compares to a $9.6-billion budgetary surplus recorded in 2007–08.
•	The recession resulted in more support being provided to Canadians in 2008–09 through higher Employment Insurance (EI) benefits and over $1 billion in personal income tax reductions as part of Canada’s Economic Action Plan. As well, the recession has resulted in a weakening in tax collections.
•	The federal debt-to-gross domestic product (GDP) ratio was 29.0 per cent in 2008–09, down 0.9 percentage points from a year earlier and down 39.4 percentage points from its peak of 68.4 per cent in 1995–96. The debt-to-GDP ratio in 2008–09 was at its lowest level since 1979–80.
•	The deficit was $1.8 billion greater than the $3.9-billion deficit forecast in the June 2009 Report to Canadians on Canada’s Economic Action Plan. This is largely because expenses were $1.5 billion higher than estimated, reflecting a larger-than-anticipated decline in the creditworthiness of the Government’s tax receivables.
•	Unmatured debt—the debt issued on credit markets to investors—as a percentage of GDP stood at 32.1 per cent. This was down 25.6 percentage points from the peak of 57.7 per cent in 1995–96.
•	The share of revenues spent on public debt charges declined from 13.7 per cent in 2007–08 to 13.3 per cent in 2008–09. This is down from a peak of about 38 per cent in 1990–91. The share of revenues devoted to public debt charges is now at its lowest level since the late 1970s.

Table 1
Financial Highlights

	2007–08	2008–09
	($ billions)
Budgetary transactions
Revenues	242.4	233.1
Expenses
Program expenses	-199.5	-207.9
Public debt charges	-33.3	-31.0

Total expenses	-232.8	-238.8

Budgetary balance	9.6	-5.8
Non-budgetary transactions	4.9	-84.3

Financial source/requirement	14.5	-90.1
Net change in financing activities	-23.5	123.3

Net change in cash balances	-9.0	33.3
Cash balance at end of period	13.7	47.0

Financial position
Total liabilities	692.3	824.2
Total financial assets	176.0	298.9

Net debt	516.3	525.2
Total non-financial assets	58.6	61.5

Federal debt (accumulated deficit)	457.6	463.7

Financial results (% of GDP)
Revenues	15.8	14.6
Program expenses	13.0	13.0
Public debt charges	2.2	1.9
Budgetary balance	0.6	-0.4
Federal debt (accumulated deficit)	29.9	29.0

Note: Numbers may not add due to rounding.

Economic Highlights
The global financial crisis has resulted in the deepest and most widespread global recession since World War II. The global economic situation deteriorated significantly throughout 2008 and in early 2009, with serious disruptions to global credit markets. Deteriorating global economic conditions were accompanied by sharp declines in the prices of commodities produced in Canada.
As an open economy, Canada has been significantly affected by these global developments. Canadian economic growth began to slow in 2008 and by the fourth quarter, the Canadian economy entered a recession. Real GDP declined by 3.7 per cent on an annualized basis in the fourth quarter of 2008, followed by a contraction of 6.1 per cent on an annualized basis in the first quarter of 2009.
Although Canada is clearly being affected by the global financial crisis, the Canadian economy has fared better than other major industrialized countries. Canada was the last Group of Seven (G7) country to enter recession in 2008 and has experienced one of the smallest declines in output among major industrialized economies. Moreover, the Canadian labour market has fared much better than that of the U.S., with job losses less pronounced in Canada and the unemployment rate now one full percentage point lower than in the U.S.
Canada’s relatively strong performance is due to its strong fiscal position, a stable housing market and a financial system that is considered amongst the strongest in the world. As a result, while Canadian exports and production have been affected by developments abroad, the impact of the global recession on the domestic economy has been far less severe than in other countries.
Canada’s relative economic and fiscal strength has allowed the Government to put in place Canada’s Economic Action Plan, one of the most comprehensive stimulus packages in the world. Further information on Canada’s Economic Action Plan can be found in the section entitled “The Budgetary Balance” and in Budget 2009, available on the Department of Finance’s website.
The Budgetary Balance
As a result of the global recession, there was a budgetary deficit of $5.8 billion in 2008–09, compared to a $9.6-billion budgetary surplus in 2007–08. The recession resulted in more support being provided to Canadians in 2008–09 through higher EI benefits and over $1 billion in personal income tax reductions for the 2009 taxation year announced as part of Canada’s Economic Action Plan. As well, the recession has resulted in a weakening in tax collections. Revenues were down $9.3 billion, or 3.8 per cent, from the prior year. Corporate income tax revenues fell $11.2 billion, reflecting both weaker profits and the impact of ongoing tax reductions. Goods and Services Tax (GST) revenues declined $4.2 billion, reflecting the 1-percentage-point reduction in the GST rate effective January 1, 2008. These decreases were partially offset by a $3.0-billion increase in personal income tax revenues and a $2.3-billion increase in other revenues.

Program expenses increased $8.4 billion in 2008–09 due to both higher transfers and higher other program expenses. Major transfers to persons increased $3.4 billion over the prior year. EI benefits were higher, largely reflecting an increase in the number of unemployed. Old Age Security benefits were also higher, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed. Subsidies and other transfers were up $3.2 billion, reflecting increases in payments related to international assistance, support for labour market training and higher transfers to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords. Other program expenses increased $1.4 billion in 2008–09, largely reflecting the impact of previous budget measures, such as the Canada First Defence Strategy, as well as increases in the cost of ongoing operations. Public debt charges decreased $2.3 billion, as the increase in the stock of market debt was more than offset by a decline in the average effective interest rate on that stock.
In the absence of policy changes, the budgetary balance primarily mirrors economic developments. To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP. In 2008–09, the deficit was 0.4 per cent of GDP.
According to estimates prepared by the Organisation for Economic Co-operation and Development (OECD) for the total government sector,1 Canada was the only G7 country to record a surplus in calendar year 2008, estimated at 0.1 per cent of GDP, compared to an average deficit of 4.1 per cent in G7 countries.

[1]	Includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Québec Pension Plan.

Canada’s Economic Action Plan
Canada’s Economic Action Plan, introduced in January 2009, is a vast set of initiatives aimed at providing a needed boost to the economy and represents an investment in our future. The Economic Action Plan:
•	Reduces taxes permanently.
•	Helps the unemployed through enhanced EI benefits and training programs.
•	Avoids layoffs by enhancing the EI work-sharing program.
•	Creates jobs through a massive injection of infrastructure spending.
•	Helps create the economy of tomorrow by improving infrastructure at colleges and universities and supporting research and technology.
•	Supports industries and communities most affected by the global downturn.
•	Improves access to and the affordability of financing for Canadian households and businesses.
The impact of this plan on the financial position of the Government will largely be felt in the 2009–10 and 2010–11 fiscal years. A relatively small share of the plan has affected the 2008–09 results.
Canada’s Economic Action Plan

	2009–10	2010–11	Total
	($ millions—cash basis)
Reducing the tax burden for Canadians	3,020	3,180	6,200
Helping the unemployed	2,708	3,546	6,254
Building infrastructure to create new jobs	9,589	6,412	16,001
Creating the economy of tomorrow	1,871	2,164	4,035
Supporting industries and communities, including international partnerships to support the automotive industry	11,824	2,178	14,002
Total federal stimulus measures	29,012	17,479	46,492

Canadians can follow progress on implementation of the plan on the Government’s website for the Economic Action Plan at www.actionplan.gc.ca.
Federal Debt
The federal debt is the difference between the Government’s total liabilities and its assets. At the end of 2008–09, the federal debt stood at $463.7 billion, down $99.2 billion from the peak of $562.9 billion in 1996–97. As a share of GDP, federal debt dropped to 29.0 per cent in 2008–09, down from the peak of 68.4 per cent in 1995–96, bringing it to its lowest level since 1979–80.
The federal debt (accumulated deficit) increased by $6.1 billion in 2008–09 due to the $5.8-billion budgetary deficit and $0.3-billion other comprehensive loss. The $0.3-billion other comprehensive loss reflects a $0.6-billion decline in the market value of enterprise Crown corporations’ and other government business enterprises’ holdings of certain classes of financial assets, partially offset by a $0.3-billion increase in the fair value of derivative financial instruments used in hedging activities.

According to estimates prepared by the OECD, Canada had the lowest total government net debt-to-GDP ratio in the G7 in 2008, estimated at 21.7 per cent, compared to an average ratio of 53.1 per cent in G7 countries.

Federal Debt (Accumulated Deficit)
The financial statements of the Government of Canada are presented on an accrual basis of accounting. On this basis, there are several generally accepted definitions of government debt.
Net debt represents the total liabilities of the Government less its financial assets. Financial assets include cash and cash equivalents, accounts receivable, foreign exchange accounts, and loans, investments and advances.
The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories and prepaid expenses. The annual change in the accumulated deficit is equal to the budgetary balance plus other comprehensive income or loss. Other comprehensive income or loss represents certain unrealized gains and losses on financial instruments reported by enterprise Crown corporations and other government business enterprises. In accordance with recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, other comprehensive income or loss is not included in the Government’s annual budgetary balance, but is instead recorded in the Government’s Statement of Accumulated Deficit and Statement of Change in Net Debt.
The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt.

Table 2
Federal Debt (Accumulated Deficit)

	2007–08	2008–09	Net change
	($ millions)
Federal debt at beginning of year	467,268	457,637	-9,631
Annual surplus or deficit (-)	9,597	-5,755	-15,352
Other comprehensive income or loss (-)	34	-318	-352

Federal debt at end of year	457,637	463,710	6,073

Financial Source/Requirement
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid. There was a financial requirement of $90.1 billion in 2008–09, compared to a financial source of $14.5 billion in 2007–08. This year-over-year difference reflects $55 billion in purchases of insured mortgage pools from Canadian lenders through Canada Mortgage and Housing Corporation (CMHC) under the Insured Mortgage Purchase Program to support the availability of longer-term credit. These investments are purchased through a competitive auction process designed to ensure that the rate of return on the purchased mortgages exceeds the Government’s own cost of borrowing. Financing for these purchases was provided to CMHC under the Government’s consolidated borrowing framework. Under the framework, which was implemented in 2008, the Government meets all of the borrowing needs of CMHC, the Business Development Bank of Canada and Farm Credit Canada through direct lending in order to reduce overall borrowing costs and improve the liquidity of the government securities market. The increase in the financial requirement in 2008–09 also reflects the impact of a full year’s ongoing lending activities under the framework.

Revenues
Revenues totalled $233.1 billion in 2008–09, a decrease of $9.3 billion or 3.8 per cent from 2007–08 (Table 3). Tax revenues fell by $12.0 billion, or 5.9 per cent, while EI premium revenues rose by $0.3 billion, or 2.0 per cent. Other revenues increased by $2.3 billion, or 10.5 per cent.
The largest source of revenues in 2008–09 was personal income tax revenues, which stood at 49.8 per cent of total revenues. The second largest source was corporate income tax revenues at 12.6 per cent. GST revenues were 11.1 per cent of revenues while EI premium revenues contributed 7.2 per cent.
Personal income tax revenues increased $3.0 billion, or 2.6 per cent, in 2008–09. This increase primarily reflected a refinement of the tax accrual estimation methodology to address an understatement of personal income tax revenues dating from the adoption of accrual accounting in 2002–03. These refinements had a one-time impact of raising personal income tax revenues by about $2.9 billion. The increase in revenues due to growth in wages and salaries was largely offset by personal income tax reductions announced in Budget 2009.
Corporate income tax revenues were down $11.2 billion, or 27.4 per cent, in 2008–09, reflecting the impact of global financial turmoil on corporate income tax liabilities and significant tax reductions taking effect in 2008, notably the elimination of the surtax and reductions in the general tax rate and the small business tax rate.
Non-resident income tax revenues were up $0.6 billion, or 10.6 per cent, in 2008–09, reflecting growth in interest and dividend payments to non-residents. Non-resident withholding taxes can be affected by a number of factors, including growth in corporate profits and foreign direct investment in Canada.
Other taxes and duties decreased $4.4 billion, or 10.0 per cent, from the previous year, driven by a $4.2-billion, or 14.0-per-cent, drop in GST revenues. This reflects the impact of the reduction in the GST rate from 6 per cent to 5 per cent effective January 1, 2008. Energy taxes increased $22 million, or 0.4 per cent; customs import duties rose $0.1 billion, or 3.4 per cent; and other excise taxes and duties decreased $0.4 billion, or 7.2 per cent.

EI premium revenues increased $0.3 billion, or 2.0 per cent, from the previous year, reflecting growth in wages and salaries during the year, which was partially offset by the reduction in premium rates on January 1, 2008.
Other revenues consist of Crown corporation revenues; foreign exchange net revenues; and other program revenues, which include items such as licence fees, royalties and net interest and penalties. Other revenues rose $2.3 billion, or 10.5 per cent, in 2008–09. This increase was driven by growth in Crown corporation revenues, which rose $1.3 billion or 19.3 per cent, and growth in other program revenues, which increased $1.2 billion or 8.7 per cent.
The growth in Crown corporation revenues was largely a result of the ongoing implementation of the Extraordinary Financing Framework, and in particular the Insured Mortgage Purchase Program administered by CMHC. Revenue due to the Insured Mortgage Purchase Program stemmed from two sources. The first was an increase in interest paid by CMHC to the Government on new loans provided to the corporation under the consolidated borrowing framework to finance the purchase of mortgage-backed securities. The second source related to unrealized gains on the year-end revaluation of the securities purchased, reflecting an increase in their market value.
The increase in other program revenues reflected strong foreign exchange gains recorded on foreign currency loans in support of development and trade. In addition, other program revenues were boosted by strong growth in receipts under the Atlantic Offshore Revenue Accounts, resulting from strong growth in oil prices. This revenue is transferred to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords, such that there is no net impact on the budgetary balance. As well, other program revenues reflected the inclusion of criminal fines and settlement amounts under the comprehensive settlement agreements with tobacco companies announced on July 31, 2008. These increases were partially offset by a decrease in net interest and penalties.
The revenue ratio—revenues expressed as a percentage of GDP—compares the total of all federal revenues to the size of the economy. The revenue ratio stood at 14.6 per cent in 2008–09, down from 15.8 per cent in 2007–08, reflecting a weaker economy and the impact of tax relief measures announced in the 2009 and previous budgets. The ratio is now at its lowest level since 1958–59.

Table 3
Revenues

	2007–08	2008–09	Net change
	($ millions)			(%)
Tax revenues
Income tax
Personal income tax	113,063	116,024	2,961	2.6
Corporate income tax	40,628	29,476	-11,152	-27.4
Non-resident income tax	5,693	6,298	605	10.6

Total	159,384	151,798	-7,586	-4.8

Other taxes and duties
Goods and Services Tax	29,920	25,740	-4,180	-14.0
Energy taxes	5,139	5,161	22	0.4
Customs import duties	3,903	4,036	133	3.4
Other excise taxes and duties	5,245	4,869	-376	-7.2

Total	44,207	39,806	-4,401	-10.0

Total tax revenues	203,591	191,604	-11,987	-5.9
Employment Insurance premium revenues	16,558	16,887	329	2.0
Other revenues
Crown corporation revenues	6,504	7,760	1,256	19.3
Foreign exchange net revenues	1,872	1,736	-136	-7.3
Other program revenues	13,895	15,105	1,210	8.7

Total	22,271	24,601	2,330	10.5

Total revenues	242,420	233,092	-9,328	-3.8

Note: Numbers may not add due to rounding.

Expenses
Expenses consist of program expenses and public debt charges. In 2008–09 expenses amounted to $238.8 billion, up 2.6 per cent from 2007–08.
Major transfers to persons (elderly, EI and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements and other transfers, transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs) were the two largest components of expenses in 2008–09, representing 25.8 per cent and 19.5 per cent of expenses, respectively.
The remaining elements of program expenses (subsidies and other transfers, Crown corporation expenses, and operating expenses of departments and agencies, including National Defence) make up the Government’s direct program expenses. Subsidies and other transfers made by various federal departments to individuals, businesses and other organizations and groups made up 12.6 per cent of total expenses in 2008–09.
After transfers, the next largest component of expenses was the operating costs of government departments and agencies, excluding National Defence, at 17.9 per cent. Operating costs include items such as salaries and benefits, facilities and equipment, and supplies and travel.
Public debt charges amounted to 13.0 per cent of expenses in 2008–09. This is down from a peak of nearly 30 per cent in the mid-1990s, when public debt interest was the largest component of spending.
Program expenses amounted to $207.9 billion in 2008–09, up $8.4 billion or 4.2 per cent from 2007–08 (Table 4). Within program expenses, transfers increased $7.0 billion and operating expenses of departments and agencies, excluding National Defence, decreased $0.8 billion. Operating expenses of National Defence grew by $1.4 billion while Crown corporation expenses grew by $0.7 billion.
Public debt charges fell by $2.3 billion, or 7.0 per cent, reflecting a significant decrease in average effective interest rates.
Major transfers to persons increased $3.4 billion, or 5.9 per cent, in 2008–09.
•	Elderly benefits consist of Old Age Security, Guaranteed Income Supplement and Allowance payments (formerly known as the Spousal Allowance). Total benefits were up $1.4 billion, or 4.5 per cent, in 2008–09, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•	EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and labour market adjustment benefits. Total benefits increased $2.0 billion, or 14.1 per cent, in 2008–09, reflecting higher unemployment as well as growth in the maximum weekly benefit, which is indexed to the growth in the average industrial wage.
•	Children’s benefits, which consist of the base Canada Child Tax Benefit, the National Child Benefit Supplement, the Child Disability Benefit and the Universal Child Care Benefit, increased $7 million.
Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (Equalization, transfers to the territories, as well as a number of smaller transfer programs), transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs. Transfers increased $0.4 billion, or 0.8 per cent, over 2007–08.
•	The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased $2.0 billion in 2008–09, reflecting legislated growth.
•	Total entitlements under fiscal arrangements and other transfers decreased $1.6 billion in 2008–09. Equalization payments were up $0.5 billion, or 4.2 per cent, in 2008–09. This increase was offset by the impact of certain one-time transfers to provinces and territories recorded in 2007–08, including transfers related to the Community Development Trust, the Public Transit Capital Trust 2008 and the Police Officers Recruitment Fund.
•	Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. These arrangements allow provinces to assume the administrative and financial authority for certain federal-provincial programs. In turn, the federal government provides provinces with tax points, the value of which are netted against total entitlements and accordingly recovered from cash transfers. The $0.3-billion increase in this recovery reflects a year-over-year increase in the value of these tax points.
Subsidies and other transfers increased $3.2 billion, or 11.7 per cent, in 2008–09. This growth mainly reflects increases in payments related to international assistance, support for labour market training announced in Budget 2007, and higher transfers to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords resulting from growth in oil prices.
Other direct program expenses amounted to $69.6 billion in 2008–09, up $1.4 billion, or 2.0 per cent, from 2007–08. Within this component:
•	Expenses related to Crown corporations increased $0.7 billion, or 9.9 per cent, over 2007–08.
•	National Defence expenses increased $1.4 billion, or 8.3 per cent, primarily reflecting incremental annual funding to strengthen Canada’s military, including the Canada First Defence Strategy announced in Budget 2007.
•	All other departmental and agency expenses decreased $0.8 billion, or 1.8 per cent.
Public debt charges decreased $2.3 billion, or 7.0 per cent, to $31.0 billion in 2008–09, as the impact of an increase in the stock of interest-bearing debt was more than offset by a decline in the average effective interest rate on that stock.

Public debt charges as a percentage of budgetary revenues declined from 13.7 per cent in 2007–08 to 13.3 per cent in 2008–09. This ratio means that, in 2008–09, the Government spent roughly 13 cents of every revenue dollar on interest on the public debt. This is down from the peak of about 38 cents in 1990–91 and is the lowest this ratio has been since the late 1970s.
Table 4
Expenses

	2007–08	2008–09	Net change
	($ millions)			(%)
Major transfers to persons
Elderly benefits	31,955	33,377	1,422	4.5
Employment Insurance benefits	14,298	16,308	2,010	14.1
Children’s benefits	11,894	11,901	7	0.1

Total	58,147	61,586	3,439	5.9

Major transfers to other levels of government
Support for health and other programs	31,346	33,327	1,981	6.3
Fiscal arrangements and other transfers	16,748	15,177	-1,571	-9.4
Canada’s cities and communities	778	985	207	26.6
Alternative Payments for Standing Programs	-2,720	-2,974	-254	9.3

Total	46,152	46,515	363	0.8

Direct program expenses
Subsidies and other transfers	27,032	30,192	3,160	11.7
Other direct program expenses
Crown corporation expenses	7,340	8,066	726	9.9
National Defence	17,331	18,770	1,439	8.3
All other departments and agencies	43,496	42,728	-768	-1.8

Total other program expenses	68,167	69,564	1,397	2.0
Total direct program expenses	95,199	99,756	4,557	4.8

Total program expenses	199,498	207,857	8,359	4.2
Public debt charges	33,325	30,990	-2,335	-7.0

Total expenses	232,823	238,847	6,024	2.6

Note: Numbers may not add due to rounding.

The Budgetary Balance and Financial
Source/Requirement
The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government liabilities when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, federal employees’ pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions. Non budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.
Non-budgetary transactions resulted in a net requirement for funds amounting to $84.3 billion in 2008–09, compared to a net source of funds of $4.9 billion in 2007–08. This year-over-year difference reflects $55 billion in purchases of insured mortgage pools from Canadian lenders through CMHC under the Insured Mortgage Purchase Program. These investments are purchased through a competitive auction process designed to ensure that the rate of return on the purchased mortgages exceeds the Government’s own cost of borrowing. Financing for these purchases was provided to CMHC under the Government’s consolidated borrowing framework. Under the framework, which was implemented in 2008, the Government meets all of the borrowing needs of CMHC, the Business Development Bank of Canada and Farm Credit Canada through direct lending in order to reduce overall borrowing costs and improve the liquidity of the government securities market. The increase in the financial requirement in 2008–09 also reflects the impact of a full year’s ongoing lending activities under the framework.
With a budgetary deficit of $5.8 billion and a net requirement from non-budgetary transactions of $84.3 billion, there was a financial requirement of $90.1 billion in 2008–09, compared to a financial source of $14.5 billion in 2007–08 (Table 5).
The Government financed this financial requirement of $90.1 billion and increased its cash balances by $33.3 billion by increasing unmatured debt by $123.3 billion. The increase in debt was achieved largely through the issuance of treasury bills and marketable bonds. Cash balances at the end of March 2009 stood at $47.0 billion, $33.3 billion above their level at the end of March 2008. The increase in cash balances over the prior year mainly reflects increased balances at the Bank of Canada to support the Bank’s operations to provide liquidity to financial markets and to cover some of the Government’s own funding needs for the Insured Mortgage Purchase Program.

Table 5
Budgetary Balance, Financial Source/Requirement and Net Financing Activities

	2007–08	2008–09
	($ billions)
Surplus or deficit (-) for the year	9.6	-5.8
Non-budgetary transactions
Pension and other accounts
Public sector pensions	2.6	2.5
Other employee and veteran future benefits	2.8	2.4
Other	0.7	0.0

Total	6.1	5.0

Non-financial assets	-2.0	-2.9
Loans, investments and advances	-5.7	-74.5
Other transactions
Accounts payable, receivable, accruals and allowances	4.7	-2.5
Foreign exchange activities	1.9	-9.4

Total	6.6	-11.9

Total non-budgetary transactions	4.9	-84.3

Financial source/requirement	14.5	-90.1

Net change in financing activities
Marketable bonds (Canadian currency)	-3.9	41.6
Treasury bills	-17.1	75.3
Retail debt	-2.1	-0.5
Other	-0.3	6.9

Total	-23.5	123.3
Change in cash balances	-9.0	33.3

Cash at end of year	13.7	47.0

Note: Numbers may not add due to rounding.

Federal Debt
Total liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt and liabilities for pension and other accounts. At March 31, 2009, interest-bearing debt amounted to $710.2 billion, up $128.3 billion from a year earlier (Table 6). Within interest-bearing debt, unmatured debt increased $123.3 billion while liabilities for pension and other accounts increased $5.0 billion. The increase in unmatured debt, mainly marketable bonds and treasury bills, reflects CMHC financing requirements for the purchase of insured mortgage pools under the Insured Mortgage Purchase Program (IMPP) to support the availability of longer-term credit. Borrowings undertaken by the Government to fund the IMPP operations do not increase the federal debt, as they are offset by interest-bearing financial assets. Borrowings were further increased in 2008–09 to raise cash balances on deposit with the Bank of Canada to support the Bank’s operations to provide liquidity to financial markets. The increase in unmatured debt also reflects the Budget 2007 announcement that the Government would meet all of the borrowing needs of CMHC, the Business Development Bank of Canada and Farm Credit Canada through direct lending, starting in 2008, in order to reduce overall borrowing costs and improve the liquidity of the government securities market.
Accounts payable and accrued liabilities amounted to $114.0 billion at March 31, 2009, up $3.5 billion from the close of 2007–08. The increase is largely attributable to a $1.8-billion increase in tax payables and a $2.4-billion increase in other accounts payable and accrued liabilities. The growth in other accounts payable and accrued liabilities is primarily due to growth in deferred revenues, reflecting $4.3 billion in proceeds received during 2008–09 from the auction of licences for advanced wireless services and other spectrum. This amount will be recognized in the Government’s revenues on a straight-line basis over the 10-year term of the licences. This increase was partially offset by a decrease in accounts payable, due in part to the payment of transfers announced in Budget 2008, recorded in 2007–08 and paid in 2008–09, including $500 million for the Public Transit Capital Trust 2008 and $400 million for the Police Officers Recruitment Fund. As a result, total liabilities at March 31, 2009 stood at $824.2 billion, up $131.8 billion from the previous year.
Financial assets consist of cash and other accounts receivable, including tax receivables, foreign exchange accounts and loans, investments and advances. Financial assets totalled $298.9 billion at March 31, 2009, up $122.9 billion from March 31, 2008. Cash and other accounts receivable increased $33.3 billion, reflecting increased cash balances on deposit with the Bank of Canada to support the Bank’s operations to provide liquidity to financial markets and to cover some of the Government’s own funding needs for the IMPP. Tax receivables increased $6.0 billion, largely reflecting the impact of a refinement to the personal income tax accrual methodology in 2008–09 which raised accrued federal tax revenues and estimated amounts to be collected on behalf of provinces under tax collection agreements. Foreign exchange accounts were up $9.4 billion over the prior year, largely attributable to an increase in the value of international reserves held in the Exchange Fund Account due to the depreciation of the Canadian dollar against the US dollar. Loans, investments and advances increased $74.2 billion, due mainly to the issuance of loans to Crown corporations under the consolidated borrowing framework and the purchase of $55 billion in insured mortgage pools by CMHC under the IMPP.

As a result, net debt stood at $525.2 billion at March 31, 2009, up $8.9 billion from March 31, 2008. The level of net debt at the end of 2008–09 stood $83.8 billion below the peak of $609 billion at March 31, 1997. As a per cent of GDP, net debt dropped to 32.8 per cent in 2008–09, down 0.9 percentage points from 2007–08 and down 41.0 percentage points from its peak of 73.9 per cent in 1995–96.
Non-financial assets, consisting of tangible capital assets, inventories and prepaid expenses, amounted to $61.5 billion at March 31, 2009, up $2.9 billion from March 31, 2008.
With total liabilities of $824.2 billion, financial assets of $298.9 billion and non-financial assets of $61.5 billion, the federal debt (accumulated deficit) stood at $463.7 billion at March 31, 2009, up $6.1 billion from March 31, 2008. The federal debt is now $99.2 billion below its peak of $562.9 billion in 1996–97.
The ratio of unmatured debt to GDP increased significantly in 2008–09, reflecting the sudden surge in borrowing requirements stemming from the need to fund the IMPP and other measures. The ratio stood at 32.1 per cent at March 31, 2009, slightly below the ratio of net debt to GDP. Both net debt and unmatured debt, expressed as a percentage of GDP, remain well below their respective peaks in the mid-1990s.

Table 6
Outstanding Debt at Year-End

	2007–08	2008–09
	($ billions)
Liabilities
Accounts payable and accrued liabilities	110.5	114.0
Interest-bearing debt
Unmatured debt	390.7	514.0
Pension and other liabilities	191.2	196.1

Total	581.9	710.2

Total liabilities	692.3	824.2

Financial assets
Cash and other accounts receivable	17.0	50.2
Tax receivables	65.9	71.9
Foreign exchange accounts	42.3	51.7
Loans, investments and advances	50.9	125.1

Total financial assets	176.0	298.9

Net debt	516.3	525.2

Non-financial assets
Tangible capital assets	51.2	53.3
Inventories	6.2	6.3
Prepaid expenses	1.2	1.8

Total non-financial assets	58.6	61.5

Federal debt (accumulated deficit)	457.6	463.7

Note: Numbers may not add due to rounding.

Comparison of Actual Budgetary Outcomes
to Projected Results
This section compares the actual outcome for the major components of the budgetary balance for 2008–09 to the Government’s most recent projections for 2008–09 set out in the June 2009 Report to Canadians on Canada’s Economic Action Plan. The Government estimated a deficit of $3.9 billion for 2008–09 in the June 2009 Report. The final audited budgetary deficit for 2008–09 was $5.8 billion.
Revenues were $0.2 billion lower than projected in the Report. Personal income tax revenues were $0.6 billion, or 0.6 per cent, lower than projected. Other taxes and duties were $0.7 billion, or 1.7 per cent, lower than expected. These shortfalls were largely offset by higher-than-expected corporate income tax revenues, non-resident income tax revenues, EI premium revenues and other revenues.
Program expenses were $1.5 billion higher than forecast in the June 2009 Report, due largely to higher-than-expected bad debt expense related to tax receivables. EI benefits were $0.1 billion higher than expected and public debt charges were $25 million higher than estimated.

Table 7
Comparison of Actual Outcomes to June 2009 Report
to Canadians on Canada’s Economic Action Plan

	June 2009
	Actual	Report	Difference
	($ billions)
Revenues
Personal income tax	116.0	116.7	-0.6
Corporate income tax	29.5	29.2	0.3
Non-resident income tax	6.3	6.0	0.3
Other taxes and duties	39.8	40.5	-0.7
Employment Insurance premium revenues	16.9	16.6	0.3
Other revenues	24.6	24.4	0.3

Total	233.1	233.3	-0.2

Program expenses
Major transfers to persons
Elderly benefits	33.4	33.3	0.0
Employment Insurance benefits	16.3	16.2	0.1
Children’s benefits	11.9	11.9	0.0

Total	61.6	61.5	0.1

Major transfers to other levels of government
Support for health and other programs	33.3	33.3	0.0
Fiscal arrangements and other transfers	15.1	15.1	0.0
Canada’s cities and communities	1.0	1.0	0.0
Alternative Payments for Standing Programs	-3.0	-3.0	0.0

Total	46.5	46.5	0.0

Direct program expenses	99.8	98.4	1.4

Total program expenses	207.9	206.3	1.5

Public debt charges	31.0	31.0	0.0

Budgetary outcome/estimate	-5.8	-3.9	-1.8

Note: Numbers may not add due to rounding.

Auditor General of Canada Vérificatrice générale du Canada
REPORT OF THE AUDITOR GENERAL
ON THE CONDENSED FINANCIAL STATEMENTS
OF THE GOVERNMENT OF CANADA
To the Minister of Finance
The accompanying condensed financial statements of operations and accumulated deficit, financial position, change in net debt and cash flow are derived from the complete financial statements of the Government of Canada as at March 31, 2009, and for the year then ended on which I expressed an opinion without reservation in my Report to the House of Commons dated August 24, 2009.
For more complete information, readers should refer to my Report, which will be included in Volume I of the Public Accounts of Canada 2009, expected to be tabled in the House of Commons later this year.
The fair summarization of the complete financial statements is the responsibility of the Government. My responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the condensed financial statements.
In my opinion, the accompanying condensed financial statements fairly summarize, in all material respects, the related complete financial statements in accordance with the criteria described in the Guideline referred to above.
These condensed financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the Government’s results of operations and accumulated deficit, financial position, change in net debt and cash flow, reference should be made to the related complete financial statements, which will also be included in Volume I of the Public Accounts of Canada 2009.

Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
August 24, 2009

Condensed Financial Statements
of the Government of Canada
The fundamental purpose of these condensed financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.
These financial statements are extracted and condensed from the audited financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2009, which are expected to be tabled in Parliament later this year. As these condensed financial statements are, by their nature, summarized, they do not include all disclosure required for financial reporting by governments in Canada. Readers interested in the disclosure of more detailed data should refer to the audited financial statements in the Public Accounts.
Table 8
Government of Canada
Condensed Statement of Operations and Accumulated Deficit
for the Year Ended March 31, 2009

	2009			2008
	Budget[1]		Actual	Actual
	($ millions)
Revenues
Income tax revenues	161,315		151,798	159,384
Other taxes and duties	41,800		39,806	44,207
Employment insurance premiums	16,530		16,887	16,558
Other revenues	22,265		24,601	22,271

Total revenues	241,910		233,092	242,420

Expenses
Transfer payments
Old age security benefits and related payments	33,265		33,377	31,955
Other levels of government	46,180		46,515	46,152
Employment insurance benefits	15,295		16,308	14,298
Children’s benefits	11,905		11,901	11,894
Other transfer payments	29,617		30,192	27,032

Total transfer payments	136,262		138,293	131,331
Other program expenses	71,833		69,564	68,167

Total program expenses	208,095		207,857	199,498
Public debt charges	31,509		30,990	33,325

Total expenses	239,604		238,847	232,823

Annual deficit (-) or surplus	2,306		-5,755	9,597
Accumulated deficit at beginning of year	457,637	[2]	457,637	467,268
Other comprehensive loss (-) or income			-318	34

Accumulated deficit at end of year	455,331		463,710	457,637

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2008.

[2]	Adjusted to the actual closing amount of previous year.

Table 9
Government of Canada
Condensed Statement of Financial Position
as at March 31, 2009

	2009	2008
	($ millions)
Liabilities
Accounts payable and accrued liabilities	113,999	110,463
Interest-bearing debt
Unmatured debt	514,020	390,697
Pension and other liabilities	196,143	191,167

Total interest-bearing debt	710,163	581,864

Total liabilities	824,162	692,327

Financial assets
Cash and accounts receivable	122,147	82,878
Foreign exchange accounts	51,709	42,299
Loans, investments and advances	125,093	50,869

Total financial assets	298,949	176,046

Net debt	525,213	516,281
Non-financial assets
Tangible capital assets	53,326	51,175
Other	8,177	7,469

Total non-financial assets	61,503	58,644

Accumulated deficit	463,710	457,637

The accompanying notes are an integral part of these statements.

Table 10
Government of Canada
Condensed Statement of Change in Net Debt
for the Year Ended March 31, 2009

	2009			2008
	Budget[1]		Actual	Actual
			($ millions)
Net debt at beginning of year	516,281	[2]	516,281	523,905
Change in net debt during the year
Annual deficit or surplus (-)	-2,306		5,755	-9,597
Acquisition of tangible capital assets	5,760		6,249	5,957
Amortization of tangible capital assets	-4,225		-4,176	-3,954
Other	-150		786	4

Net increase or decrease (-) in net debt due to operations	-921		8,614	-7,590

Other comprehensive loss or income (-)			318	-34

Net increase or decrease (-) in net debt	-921		8,932	-7,624

Net debt at end of year	515,360		525,213	516,281

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2008.

[2]	Adjusted to the actual closing amount of previous year.
Table 11
Government of Canada
Condensed Statement of Cash Flow
for the Year Ended March 31, 2009

	2009	2008
	($ millions)
Cash used (-) or provided by operating activities
Annual deficit (-) or surplus	-5,755	9,597
Items not affecting cash	-356	12,434

	-6,111	22,031
Cash used by capital investment activities	-5,641	-5,517
Cash used by investing activities	-71,743	-1,869

Total cash used (-) or generated before financing activities	-83,495	14,645
Cash provided or used (-) by financing activities	116,751	-23,612

Net increase or decrease (-) in cash	33,256	-8,967
Cash and cash equivalents at beginning of year	13,729	22,696

Cash and cash equivalents at end of year	46,985	13,729

Supplementary information
Cash used for interest	17,666	19,357

The accompanying notes are an integral part of these statements.

Notes to the Condensed Financial Statements
of the Government of Canada
1. Summary of Significant Accounting Policies
The reporting entity of the Government of Canada includes all departments, agencies, corporations, organizations and funds, which are controlled by the Government. The financial activities of all of these entities are consolidated in these financial statements, except for enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities. These corporations are reported under the modified equity basis of accounting. The Canada Pension Plan is excluded from the reporting entity because changes to the Plan require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.
The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited financial statements, which are based on Canadian generally accepted accounting principles for the public sector. The use of these stated accounting policies does not result in any significant differences from Canadian generally accepted accounting principles.
Financial assets recorded on the Condensed Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable. Within pension and other liabilities, obligations for public sector pension and other employee and veteran future benefits are determined on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.
Some amounts in these statements are based on estimates and assumptions made by the Government. These are based on facts and circumstances available at the time the estimates and assumptions are made, historical loss experience and general economic conditions. By their nature, such estimates are subject to measurement uncertainty. The effect of changes to such estimates and assumptions in future periods could be significant to the financial statements. Some of the more significant estimates used in these financial statements affect the accrual of tax revenues and obligations for public sector pension and other employee and veteran future benefits.
2. Contractual Obligations
Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, acquisitions of property and equipment, and goods and services, operating leases and funding of international organizations. At March 31, 2009, contractual obligations amount to $84,733 million ($67,282 million in 2008), of which $18,009 million pertains to fiscal year 2009–2010.

3. Contingent Liabilities
Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. The Government’s contingent liabilities include guarantees by the Government, callable share capital in international organizations, contaminated sites, claims and pending and threatened litigation, and insurance programs.
i.	Guarantees by the Government include guarantees of the borrowings of, and certain loans made by, Crown corporations and other government business enterprises; guarantees of loans of certain individuals and businesses obtained from the private sector; and guarantees of Government insurance programs. At March 31, 2009, these guarantees amount to $210,797 million ($181,253 million in 2008) for which an allowance of $514 million ($602 million in 2008) has been recorded.

ii.	The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2009, callable share capital amounts to $15,901 million ($13,236 million in 2008).

iii.	Liabilities are accrued to record the estimated costs related to the management and remediation of contaminated sites and unexploded explosive ordnance affected sites where the Government is obligated or likely obligated to incur such costs. At March 31, 2009, the Government has recorded an environmental liability of $3,230 million ($3,661 million in 2008). The Government has estimated additional clean-up costs for which it may be potentially liable of $1,890 million ($2,203 million in 2008). These costs are not accrued as the Government’s obligation to incur these costs is not determinable.

iv.	There are thousands of claims and pending and threatened litigation cases outstanding against the Government; the total amount claimed in these instances is significant but the final outcome is not determinable. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Claims and litigation for which the outcome is not determinable and a reasonable estimate can be made are estimated at approximately $5,700 million ($5,400 million in 2008). Certain other large and significant claims relate to comprehensive land claims, assessed taxes under objection or appeal, and public sector pension litigation.

v.	At March 31, 2009, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounts to $1,245,234 million ($1,032,969 million in 2008 — restated). The Government expects that all three corporations will cover the cost of both current claims and possible future claims.

4. Subsequent Events
Financial Assistance to the Automotive Sector
The Governments of Canada and Ontario have jointly announced financial assistance to the automotive sector. The Government of Canada has entered into various loan agreements resulting in loans being provided to Chrysler and General Motors and the acquisition of membership interests in Chrysler and common and preferred shares in a restructured General Motors.
Between March 30, 2009 and July 15, 2009, a total of $2,884 million was disbursed to Chrysler and a total of US $9,499 million was disbursed to General Motors, with one-third of the assistance indicated being provided by Ontario and the remainder by Canada. An additional $721 million in loans have been made available to Chrysler which have not been disbursed to date. Of the total amounts disbursed, $250 million was provided to Chrysler and recorded as at March 31, 2009. The impact of the remaining disbursements will be reflected in the 2009–2010 financial statements.
Canadian Secured Credit Facility (CSCF)
The CSCF was announced in Budget 2009 to support the purchase of up to $12,000 million of term asset-backed securities backed by loans and leases on vehicles and equipment. The facility, which is managed by the Business Development Bank of Canada, was designed to reflect reasonable commercial terms and to encourage the return of a secondary market for this type of asset-backed security. To date, no drawings have been made on this facility. The financial impact of drawings on the CSCF will be reflected in the financial statements as they occur.
International Monetary Fund (IMF) Commitment
On July 8, 2009, the Government of Canada and the IMF signed a US $10,000 million bilateral borrowing agreement to provide the Fund with additional temporary resources for member countries requiring balance of payment assistance during the economic crisis. The impact of this commitment, once finalized, will be reflected in the 2009–2010 financial statements.

Other Sources of Information
Public Accounts of Canada
The Public Accounts of Canada, as required under section 64(1) of the Financial Administration Act, are tabled in the House of Commons by the President of the Treasury Board. This report is presented in three volumes:
•	Volume I contains the Government’s audited financial statements and supporting schedules and information.

•	Volume II contains details of financial operations by ministry.

•	Volume III contains additional information and analyses.
Budget
The budget, usually introduced in February, presents the Government’s overall fiscal plan, incorporating revenue projections and spending plans, which combine to determine the resulting budgetary balance. The budget also introduces proposals for changes in taxation.
The Fiscal Monitor
This monthly newsletter produced by the Department of Finance highlights the financial results of the Government together with the reasons underlying major variances.
Debt Management Strategy
This report is tabled annually in Parliament. It provides information on the federal government’s debt management strategy for the coming fiscal year.
Debt Management Report
This annual document provides an accounting of the key elements of federal debt strategy and describes various strategic and operational aspects of the Government’s debt program and cash management activities over the past fiscal year.
Estimates
Each year the Government prepares Estimates in support of its request to Parliament for authority to spend public monies. This request is formalized through the tabling of appropriation bills in Parliament. The Estimates are tabled in the House of Commons by the President of the Treasury Board and consist of three parts:
Part I—The Government Expenditure Plan provides an overview of federal spending and summarizes the relationship of the key elements of the Main Estimates to the Expenditure Plan set out in the budget.
Part II—The Main Estimates directly support the Appropriations Act.
Part III—Departmental Expenditure Plans, which consist of two components—Reports on Plans and Priorities and Departmental Performance Reports.